Exhibit 99.4
Société anonyme incorporated in Gabon with a Board of Directors and share capital of $76,500,000
Headquarters: Boulevard Hourq, Port-Gentil, BP 525, Gabonese Republic
www.total-gabon.com
Registered in Port-Gentil: 2000 B 00011
Press Release
First-Half 2009 Results
Port-Gentil — August 28, 2009
Main Financial Indicators

						2Q 09			1H 09
						vs.			vs.
			2Q 09	1Q 09	2Q 08	2Q 08	1H 09	1H 08	1H 08

Average Brent price	$	/b	59.1	44.5	121.2	-51%	51.7	109.1	-53%

Average Total Gabon crude price	$	/b	56.1	40.0	111.5	-50%	48.0	102.4	-53%

Crude oil production from fields operated by Total Gabon	kb/d		69.5	72.6	78.8	-12%	71.1	77.2	-8%

Crude oil production from Total Gabon interests[1]	kb/d		57.1	59.2	61.8	-8%	58.1	60.2	-3%

Sales	$	M	317	225	650	-51%	541	1,047	-48%

Funds generated from operations	$	M	140	100	260	-46%	240	413	-42%

Capital expenditure	$	M	103	49	129	-20%	153	239	-36%

Net Income	$	M	42	20	140	-70%	62	251	-75%

[1]	Including the oil tax reverting to the Republic as per the production sharing contracts.
Second-Quarter 2009 Results
Selling Price
In the second quarter, Brent price averaged $59.1 per barrel, down 51% from the prior-year period, but up 33% from the first quarter of 2009.
The selling price of the Mandji and Rabi Light crude oil grades marketed by Total Gabon averaged $56.1 per barrel in the second quarter of 2009, down 50% from $111.5 a year earlier, but up 40% over the first quarter of the year, when it averaged $40.0 per barrel.
Production
Total Gabon’s equity share1 of operated and non-operated oil produced averaged 57.1 thousands barrels per day (kb/d) in the second quarter, down 8% from 61.8 kb/d in the prior-year period and 4% from 59.2 kb/d in first-quarter 2009.

[1]	Including the oil tax reverting to the Republic as per the production sharing contracts.

Sales
Second-quarter sales amounted to $317 million, down 51% from $650 million in the prior-year period and up 41% from $225 million in first-quarter 2009. The changes can be attributed to fluctuations in average selling prices and in the amount of oil sold in the periods considered.
Net Income
Second-quarter net income declined 70% to $42 million from $140 million in the prior-year period, but more than doubled compared to first-quarter 2009 net income of $20 million. The increase is essentially due to higher sales and lower production costs.
Capital Expenditure
Second-quarter 2009 capital expenditure was mainly directed to a new well stimulation program as part of Anguille’s redevelopment and the drilling of a new development well on Torpille. It totaled $103 million in the second quarter, down from $129 million in the prior-year period and up from $49 million in the first quarter 2009.
Funds Generated from Operations
In light of the above, funds generated from operations amounted to $140 million in the second quarter, a decrease of 46% from the prior-year figure of $280 million and an increase of 40% over the first-quarter 2009 figure of $100 million.
First-Half 2009 Results
Selling Price
Compared to the prior-year period, the average selling price of Brent declined 53%, to $51.7 per barrel, in the first half of 2009.

The selling price of the Mandji and Rabi Light crude oil grades marketed by Total Gabon averaged $48.0 per barrel in the first half of 2009, down 53% from $102.4 a year earlier.
Production
Total Gabon’s equity share2 of operated and non-operated oil produced averaged 58.1 kb/d during the first half 2009. The 3% decrease from the 60.2 kb/d reported in first-half 2008 can be attributed to:
•	A 5% decrease resulting from naturally declining output from certain fields, notably Baudroie, Port-Gentil Océan, Coucal and Avocette, which was partially offset by optimizing existing wells and bringing on stream new wells.
•	A 2% increase related to shorter-than-anticipated scheduled and unscheduled shutdowns in the first half compared to the prior-year period, for both operated and non-operated production.
Sales
First-half sales amounted to $541 million, down 48% from $1,047 million in the first half of 2008. The decrease was mainly due to lower average selling prices and fluctuations in the amount of oil sold compared to the prior-year period.
Net Income
Net income slid 75% to $62 million from $251 million in the first half of 2008. The decrease was essentially due to the impact of lower selling prices, fluctuations in crude oil inventories and comparable depreciation with the prior-year period.
Capital Expenditure
Capital expenditure stood at $153 million in first-half 2009, down from $239 million in the first half of 2008. The decrease is mainly due to a rephasing of the redevelopment of the Anguille field.
Funds Generated from Operations
In light of the above, funds generated from operations amounted to $240 million on June 30, 2009, meaning the decrease was held to 42% from the figure of $413 million for the prior-year period.

[2]	Including the oil tax reverting to the Republic as per the production sharing contracts.

Cost Reduction Plan
In an environment affected by a low price of Brent in the early part of the year, Total Gabon implemented an operating expenditure reduction plan, while keeping its commitment to safety and the environment. The plan represents a decrease in operating expenditure of roughly 15% in relation to the initial budget.
The capital expenditure program has also been reviewed and optimized, in particular to capitalize on lower oil service costs. Total Gabon has set a reduction target in excess of $100 million for 2009, amounting to around 25% of the initial budget.
First-Half 2009 Highlights
Shareholder’s Meeting and Dividend
At Total Gabon’s Annual Meeting of Shareholders on May 5, 2009 in Libreville, the payment of a net dividend of $22.50 per share for 2008 was approved, for a total amount of $101 million in 2009.

The dividend was paid out from June 19, 2009 at an equivalent amount of €15.87, based on the European Central Bank’s rate of €0.7054 per $1 on June 5, 2009.
Brent Price and Euro/Dollar Exchange Rate
In the second quarter, Brent price averaged $59.1 per barrel, down 51% from the prior-year period, but up 33% from the first quarter 2009. The euro/dollar exchange rate averaged $1.36 per euro in the second quarter 2009, versus $1.56 in the prior-year period and $1.30 in first-quarter 2009.

Brent averaged $51.7 per barrel in the first half of 2009, down 53% from the prior-year period. The euro-dollar exchange rate averaged $1.33 per euro in the first half of the year, versus $1.53 in first-half 2008.
Operated Activities
Acreage and Exploration
•	Acreage: Mbinda Exploration License Relinquished
Appraisal of the residual potential of the 553-square-kilometre Mbinda license revealed that there was nothing to warrant continuing exploration. The acreage was relinquished when the license expired on January 10, 2009. All contractual work commitments had been met. As a result, Total Gabon’s exploration acreage has decreased to 11,185 square kilometres from 11,739 square kilometres.
•	Aloumbé License: Aloumbé Profond Exploration Well Temporarily Abandoned
Completed on November 13, 2008, the Aloumbé Deep exploration well (ALP 1) encountered tight sands gas reservoirs, as expected. The main purpose of the well was to assess the productivity of the tight sands, high-pressure reservoirs. Tests and stimulation performed in March 2009 produced very low flow rates and the decision was made to temporarily abandon the well.

All contractual work obligations for the second exploration phase had been met. A request to extend the second exploration phase for a further six months was submitted to the authorities in mid-June 2009 to enable appraisal of the license’s residual potential prior to deciding whether to proceed with the third exploration phase or relinquish the license.
•	Diaba License: An Additional 1,215 Kilometres of 2D Seismic
Processing of the seismic shot in first-quarter 2008 in the northeastern area of the license is expected to be completed in September 2009. Interpretation is continuing.

An additional 1,215 kilometres of 2D seismic was shot in April 2009 in the southwestern area of the license.
Anguille Field Redevelopment
Dynamic reservoir modeling continued, incorporating measurements from the wells drilled and stimulated since 2007. These studies aim to improve understanding of the reservoir and enhance its production profile. Development studies also continued with the objective of optimizing the development plan and timetable, as well as sizing the new installations, against a backdrop of economic crisis and lower oil service prices.
After being interrupted in December 2008, fracturing operations for wells drilled in 2008 resumed in April. The work program, which comprises five stimulation operations and one acid well treatment, is expected to be completed in summer 2009. At end-June, four stimulation operations and one acidification operation had been performed.
Work to expand the capacity of existing facilities continued: a 12-inch pipeline was laid between platforms AGM 15 and AGM PFC to carry production from the new wells. Pipelaying was completed on March 8, 2009.
Other Operated Activities
Drilling of well AGM 65 on the Anguille field began on February 22, 2009 and was completed in early April.
Drilling of well TRM 29 on the Torpille field began in early May 2009 and was completed in early July; its main objective is to appraise the southern area of the field.
Health, Safety and Environment
On March 9, 2009 Total Gabon obtained ISO 14001 environmental certification for all of its exploration and production activities.
Non-Operated Activities
Maurel et Prom-Operated Onal Field
The Maurel et Prom-operated Onal field has been tied into the Total-operated Coucal facility to export production to the Cap Lopez terminal. First oil was in early March, with an initial forecast of 10 kb/d. At June 30, production was averaging 8 kb/d.
Subsequent Events and Outlook
Since the start of the third quarter 2009, oil prices remained above the average of the first six months. The cost reduction plan continues to be implemented.
Production was shut in between July 17, 2009 and 26 due to a strike. Total Gabon lost an estimated 393,000 barrels of equity production, equivalent to less than 2% of annual production.
Press Contact:           Phénélope Sémavoine           + 33 (0) 1 47 44 76 29